

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

April 7, 2009

Via U.S. Mail

Paul H. Riss
Chief Executive Officer
Pervasip Corp.
75 South Broadway, Suite 400
White Plains, NY 10601

> **Re: Pervasip Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 7, 2009**
> **File No. 0-04465**

Dear Mr. Riss:

We have completed our review of your proxy statement and have no further comments at this time.

Sincerely,

/s
Jessica Plowgian
Attorney-Adviser

Cc: Eric M. Hellige
Via facsimile (212) 326-0806